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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __________)*

LaBarge, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

5024709C

(CUSIP Number)

November 8, 1999

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 5024709C

1.	Names of Reporting Persons. Donald H. Nonnenkamp I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power 79,985

Number of	6.	Shared Voting Power 1,188,833
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 79,985
Reporting
Person
With:	8.	Shared Dispositive Power 938,312

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,818

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 8.0%

12.	Type of Reporting Person (See Instructions)

IN

Item 1.

	(a)	Name of Issuer

LaBarge, Inc. (the “Company”)

	(b)	Address of Issuer’s Principal Executive Offices

9900A Clayton Road, St. Louis, Missouri 63124

Item 2.

	(a)	Name of Person Filing

Donald H. Nonnenkamp

	(b)	Address of Principal Business Office or, if none, Residence

9900A Clayton Road, St. Louis, Missouri 63124

	(c)	Citizenship

United States of America

	(d)	Title of Class of Securities

Common Stock , $0.01 par value

	(e)	CUSIP Number

5024709C

Item 3.

Not Applicable.

Item 4. Ownership

	(a)	Amount beneficially owned:

1,268,818 (1)

	(b)	Percent of class:

8.0%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 79,985

(ii) Shared power to vote or to direct the vote: 1,188,833

(iii) Sole power to dispose or to direct the disposition of: 79,985

(iv) Shared power to dispose or to direct the disposition of: 938,312

     (1)  Includes 1,188,833 shares of Common Stock held in the Company’s 401(k) plan for which Mr. Nonnenkamp serves as one of two administrators and as to which he has shared voting power. Mr. Nonnenkamp has shared dispositive power as to 938,312 shares, held in the Company’s match account, and no dispositive power as to 250,521 shares held in the contribution accounts of individual 401(k) participants. In addition, includes options exercisable within 60 days for 78,985 shares of Common Stock under the Company’s stock option plans, as to which, if exercised, Mr. Nonnenkamp will have sole voting and sole dispositive power, and 1,000 shares owned in Mr. Nonnenkamp’s individual capacity as to which he has sole voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class

     Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2003

Date

/s/ Donald H. Nonnenkamp

Donald H. Nonnenkamp

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